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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70016

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TJ Bender & Company, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1380 West Paces Ferry Road Suite 2195
(No. and Street)

Atlanta   **Georgia**   **30327**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Theodore J. Bender, III   **404-861-1030**   **ted@tjbco.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if Individual, state last, first, and middle name)

2727 Paces Ferry Road, SE Bldg. 2 Suite 1680   **Atlanta**   **Georgia 30339**
(Address)   (City)   (State)   (Zip Code)

05/05/2009   **3514**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Theodore J. Bender, III_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TJ Bender & Company, Inc._____, as of __12/31_____, 2 __021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____

Paula Roper
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TJ BENDER & COMPANY, INC.

Financial Statements with
Report of Independent Registered Public
Accounting Firm

For the Year Ended
December 31, 2021

TABLE OF CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TJ Bender & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TJ Bender & Company, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly. in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with· the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 29, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

TJ BENDER & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

Assets

Cash	$	137,838
Accounts Receivable		25,900
Prepaid Expenses		7,313
Property and Equipment (net of accumulated depreciation of $6,170)		1,144
Total Assets	$	172,195

Liabilities and Stockholder's Equity

Liabilities		
Accounts Payable and accrued expenses	$	24,431
Due to Stockholder		8,500
Total Liabilities		32,931
Stockholder's Equity		139,264
Total Liabilities and Stockholder's Equity	$	172,195

See accompanying notes.

Revenues		
M&A Advisory Success Fees	$	150,000
Investment Banking Retainer Fees		135,000
Reimbursed Expenses		5,900
Total Revenues	$	290,900
Expenses		
Occupancy and Equipment	$	46,868
Technology and Communications		10,781
Professional Fees		63,758
Other		34,966
Total Expenses	$	156,373
Net Income	$	134,527

See accompanying notes.

4

TJ BENDER & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$	657,912
Distributions		(654,807)
Contributions		1,632
Net Income		134,527
Balance, December 31, 2021	$	139,264

See accompanying notes.

TJ BENDER & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:		
Net Income	$	134,527
Items which do not affect cash:		
Depreciation		1,444
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid Expenses		2,094
Accounts Receivable		(25,900)
Right of Use Asset		7,286
Accounts Payable and accrued expenses		6,000
Lease Liability		(7,628)
Due to Stockholder		8,500
Net cash provided by operating activities:		126,323
Cash Flows from Financing Activities:		
Contributions		1,632
Distributions		(654,807)
Net cash used by financing activities:		(653,175)
NET DECREASE IN CASH		526,852
Cash as of January 1, 2021		664,690
Cash as of December 31, 2021	$	137,838
Supplemental Information		
Non-Cash Financing Activity		
Contribution of expenses paid by member	$	1,632

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business and Organization
TJ Bender & Company, Inc. (the "Company") was organized in the state of Georgia on August 4, 2017. The Company was approved for membership as a broker-dealer with FINRA and with the Securities & Exchange Commission on April 10, 2018. The Company was organized to provide mergers and acquisitions advisory services and raise capital as a private placement agent. TJ Bender & Company, Inc. is 100% owned by Theodore J. Bender, III.

Basis of Accounting
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash
The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of the straight line method over the estimated useful lives of the respective assets, which ranges from five to seven years.

Revenue from Contracts with Customers
Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). In some cases, the retainer fees reduce any success fees subsequently invoiced and received upon the completion of the capital raising activity. The Company has evaluated its nonrefundable retainer fees, to ensure they related to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition.

The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer fees recognized upon the fulfillment of the

1. Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

aforementioned performance obligations without the completion of a transaction or formal termination of the engagement was $105,000 which is included in Investment Banking Retainer Fees revenue in the accompanying Statement of Operations. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

Accounts Receivable and Allowance for Credit Losses
Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivables for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on the Company's review, no allowance for credit losses is considered necessary.

Income Taxes
The Company has elected S Corporation status for income tax reporting purposes. As a result, income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740-10"). Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

2. Concentration
During 2021, the Company earned approximately 83% of total revenues from four customers.

3. Subsequent Events
Subsequent events were evaluated through the date the financial statements were issued.

4. Net Capital
The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"). Under the Net Capital Rule, the Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $104,907 which was $99,907 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.00.

5. Contingencies
The Company is subject to claims and litigation in the normal course of business. The Company has no litigation in process at December 31, 2021.

As a registered broker-dealer, the Company is required to maintain a fidelity bond policy with minimum coverage amounts. Fidelity bond coverage had lapsed on March 2, 2021, but was reinstated effective January 1, 2022. The Company believes that there was no activity during the period without coverage that would cause a loss to the Company.

6. Leases

The Company leases office space pursuant to a month-to-month agreement. Rent expense for the year was approximately $45,424. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

7. Related Party Transactions

The Stockholder at times pays operating expenses on behalf of the Company for which the Stockholder subsequently seeks reimbursement. The amount due to stockholder as of December 31, 2021 on the accompanying statement of financial condition arises from the Stockholder's payment of such expenses that have not yet been reimbursed by the Company. Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

8. Economic Risks

In March 2020, the World Health Organization declared COVID-19 a global pandemic that has continued through 2021. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to continue to sustain the potential effects of these world events, the direct and long-term impact to the Company and its financial statements remains undetermined at this time.

TJ BENDER & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Total Stockholder's Equity	$	139,264
Deduction for Non-Allowable Assets		
Accounts Receivable		25,900
Prepaid Expenses		7,313
Property and Equipment, net		1,144
Net Capital		104,907
Minimum Required Net Capital		5,000
(Greater of $5,000 or 6 2/3% of Total Aggregate Indebtedness)		
Net Capital Excess	$	99,907
Aggregate Indebtedness		
Liabilities		32,931
Percentage of Aggregate Indebtness to Net Capital		31%

RECONCILIATION WITH THE COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021.

There is no material difference between the above computation and the Company's net capital reported in Part IIA of Form X-17A-5, as amended, as of December 31, 2021.

TJ BENDER & COMPANY, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TJ Bender & Company, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) TJ Bender & Company, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) TJ Bender & Company, Inc. stated that TJ Bender & Company, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. TJ Bender & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TJ Bender & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 29, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

TJ Bender & Company, Inc.
1380 West Paces Ferry Road Suite 2195
Atlanta, Georgia 30327
Member FINRA/SIPC

TJ BENDER & COMPANY, INC.'S EXEMPTION REPORT

We as members of management of TJ Bender & Company, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and mergers and acquisition services to customers consisting of capital raising activity and advisory services throughout the year ending December 31, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

_____
Theodore J. Bender III, CFO
February 25, 2022

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